January 13, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jason Drory

Re:	Greenfield Groves Inc. Offering Statement on Form 1-A File No. 024-11369

Dear Mr. Drory:

Greenfield Groves Inc., a Nevada benefit corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 5:00 PM Eastern Time on January 13, 2021, or as soon as possible thereafter.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca DiStefano at (954) 768-8221. Thank you for your assistance and cooperation.

Very truly yours,

GREENFIELD GROVES INC.

By: /s/ Lindsay Giguiere
Name: Lindsay Giguiere
Title: Chief Executive Officer